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Exhibit 2.1

        Execution Version

PURCHASE AND SALE AGREEMENT

Between

EXCO RESOURCES, INC.
as
Purchaser

and

SOUTHWESTERN EAGLE, L.L.C.
and
SW PRODUCTION COMPANY
as
Seller

Dated as of October 18, 2002

i

ii

iii

PURCHASE AND SALE AGREEMENT

        THIS PURCHASE AND SALE AGREEMENT (the "Agreement") dated as of October 18, 2002, is between EXCO RESOURCES, INC., a Texas corporation ("Purchaser"), with offices at 6500 Greenville Avenue, Suite 600, Dallas, Texas, 75206, and SOUTHWESTERN EAGLE, L.L.C., a Louisiana limited liability company ("Eagle"), and SW PRODUCTION COMPANY, a Colorado limited partnership ("SW" and, collectively with Eagle, "Seller"), each with offices at 1675 Larimer Street, Suite 820, Denver, Colorado, 80202. Purchaser and Seller are sometimes referred to herein as the "Parties".

RECITALS:

        WHEREAS, Seller is the owner of certain interests in and to those certain oil and gas leases described on Exhibit A attached hereto, together with associated wells and equipment located thereon or appurtenant thereto.

        WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the assets, properties and rights of Sellers hereinafter described in the manner and upon the terms and conditions hereinafter set forth;

        NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, the Parties, intending to be legally bound by the terms hereof, covenant and agree as follows:

ARTICLE 1
PURCHASE AND SALE

        Section 1.1    Purchase and Sale.

        Subject to the terms and conditions of this Agreement, Seller agrees to sell and convey exclusively to Purchaser and Purchaser agrees with Seller to purchase and pay for the Assets (as defined in Section 1.2 below).

        Section 1.2    Assets.

        All of the following shall herein be called the "Assets":

        (a)  All of Seller's undivided right, title and interest in, to and under the wells identified on Exhibit A-1 attached hereto and in, to and under the oil, gas and mineral leases described on said Exhibit A-2 insofar and only insofar as such leases cover the lands described on said Exhibit A-2, and including in each case all other interests of Seller in said wells, leases and lands, including, without limitation, working interests, overriding royalty interests, reversionary interests, net profits interests, net revenue interests, fee mineral estate interests and any other interests of a similar nature (the "Properties" when referred to collectively and a "Property" when referred to individually).

        (b)  All of Seller's undivided right, title and interest in and to all petroleum, hydrocarbons and associated gases produced at and after the Effective Date from the Properties.

        (c)  Corresponding interests in, to and under all documents and agreements relating to the Properties, including, without limitation, oil, gas and other mineral leases, and amendments thereof; assignments; operating agreements; oil, gas, liquids, casinghead gas and condensate purchase, sales, balancing, processing, gathering, treatment, compression and transportation agreements; farmout or farmin agreements; joint venture, limited or general partnership, dry hole, bottom hole, acreage contribution, purchase and acquisition agreements; participation agreements; area of mutual interest agreements; salt water disposal agreements; servicing contracts; unitization, communitization or pooling agreements; easement, right of way, surface lease agreements; permits, orders, division orders, licenses, servitudes and all other executory contracts and agreements relating to the Properties, including, without limitation, the contracts and agreements listed on Exhibit B attached hereto ("Basic Documents').

        (d)  Corresponding interests in and to all wells, fixtures, production platforms, production facilities, equipment, personal property, if any, comprising a portion of the wells listed on Exhibit A- 1, gas gathering or processing systems or pipelines, and all other fixtures and improvements now or as of the Effective Date or the Closing Date appurtenant to the Properties or used in connection with the operation of the Properties.

        (e)  All books, records, files and geological and geophysical data directly related to the Properties (insofar as the delivery of same to Purchaser will not violate agreements with third parties), including without limitation all logs, core analyses, formation tests, films, surveyors' notes, plane table sheets, shot point data bases (the "Files"); provided that Files shall not include any books, records, files or proprietary data to the extent the same relate to properties of Seller other than the Properties.

        (f)    All instruments, liens and security interests in favor of Seller under any law, rule, or regulation or under the Basic Documents arising from the sale or other disposition after the Effective Date of any of the Assets described in Section 1.2(a) through (e).

        Section 1.3    Effective Date and Time.

        The purchase and sale of the Assets shall be effective as of October 1, 2002 (the "Effective Date"), at 7:00 a.m. Mountain Time (the "Effective Time"). Except as otherwise specifically provided herein, Seller shall be entitled to production revenues or other amounts realized from and accruing to the Assets prior to the Effective Time and shall be liable for the payment of all costs, liabilities, obligations and expenses attributable to the Assets prior to the Effective Time, and Purchaser shall be entitled to production revenues or other amounts realized from and accruing to the Assets after the Effective Time and shall be liable for the payment of all costs, liabilities, obligations and expenses attributable to the Assets after the Effective Time.

        Section 1.4    Conveyance.

        Seller shall convey the Assets to Purchaser at Closing by a Conveyance, Assignment and Bill of Sale substantially in the form of Exhibit C attached hereto (the "Conveyance').

ARTICLE 2
PURCHASE PRICE

        Section 2.1    Purchase Price.

        The purchase price for the Assets shall be Twenty-Two Million Dollars and No Cents ($22,000,000.00) (the "Purchase Price"), subject to adjustment as set forth in Section 2.2 below.

        Section 2.2    Determination of Adjusted Purchase Price.

        The Purchase Price shall be adjusted as follows and the resulting amount shall herein be called the "Adjusted Purchase Price":

        (a)  The Purchase Price shall be adjusted upward by the amount of all costs listed below (without duplication) accruing to and paid by Seller between the Effective Time and the Closing Date (such period herein, the "Adjustment Period"): (i) as costs of the ordinary course of production, processing or other operations directly related to the Assets, (ii) as costs incurred with respect to staking, surveying, title examination, surface grading and similar activities directly related to the Assets, (iii) as costs for the maintenance of any Property, (iv) as costs for the acquisition, extension or renewal between the Effective Time and the date hereof of any Property (unless incurred in order to cure Title Defects (as hereinafter defined)), (v) as costs for the acquisition during the Adjustment Period of any leasehold or other interests included in the Assets and approved in writing by Purchaser, (vi) as costs of any exploration or development activities on the Properties or related to drilling, completion, recompletion, or workover activities on wells located on the Properties and conducted during the Adjustment Period, and (vii) the aggregate amount of all other expenditures made by Seller prior to the Effective Time for costs and expenses directly attributable to the Assets (other than expenditures made to cure Title Defects or Casualty Defects (as hereinafter defined) or in connection with remediation of Environmental Defects (as hereinafter defined)) after the Effective Time.

        (b)  The Purchase Price shall be adjusted upward by an amount equal to the value of all merchantable oil or condensate produced from the Assets and in storage above the pipeline connection at the Effective Time (value to be actual contract price in effect as of the Effective Time net of any applicable royalties, and production, severance or sales taxes).

        (c)  The Purchase Price shall be adjusted upward with respect to each well comprising part of the Assets that is underproduced relative to the other undivided interests in such well by an amount equal to the underproduced volumes as of the Effective Time multiplied by $0.50 per MCF.

        (d)  The Purchase Price shall be adjusted upward by an amount to be agreed by the Parties with respect to each well comprising part of the Assets in which the NRI owned by Seller exceeds the aggregate of the NRI plus ORRI for such well as set forth in Exhibit D attached hereto.

        (e)  The Purchase Price shall be adjusted downward by the aggregate amount of the following described proceeds received by Seller during the Adjustment Period: (i) for the sale of oil, gas or other associated minerals produced (net of any production royalties, transportation costs and of any production, severance, sales or windfall profits taxes not reimbursed to Seller by the purchaser of production) from the Properties during the Adjustment Period including amounts attributable to prepayments, payments for over-production pursuant to gas balancing agreements, take or pay payments and similar payments for oil, gas or other associated minerals delivered after the Effective Date without Purchaser receiving full payment therefor, (ii) for the sale, salvage or other disposition during the Adjustment Period of any property, equipment or rights included in the Assets, and (iii) otherwise from the ownership of the Assets during the Adjustment Period.

        (f)    The Purchase Price shall be adjusted downward by an amount equal to all unpaid ad valorem and similar taxes due and payable with respect to production from the Assets for the period ending on the Effective Time, such amount to be estimated in good faith by Seller and Purchaser based on production from the Assets during 2000 or 2001, as applicable.

        (g)  The Purchase Price shall be adjusted downward by an amount equal to the aggregate reduction in Allocated Values of Defective Interests, if any, agreed by Seller and Purchaser under Section 3.1(c) below.

        (h)  The Purchase Price shall be adjusted downward with respect to each well comprising a part of the Assets that is overproduced relative to other undivided interests in such well, by an amount equal to the overproduced volumes as of the Effective Time multiplied by $0.50 per MCF.

        (i)    The Purchase Price shall be adjusted downward by an amount equal to the aggregate reduction in Allocated Values due to Environmental Defects, if any, pursuant to Section 3.3 below.

        (j)    The Purchase Price shall be adjusted downward by an amount equal to the aggregate reduction in Allocated Values due to Casualty Defects, if any, pursuant to Section 3.4 below.

        Section 2.3    Payment of Adjusted Purchase Price:

        (a)  Upon execution hereof, Purchaser shall deposit with Holland & Hart LLP the sum of Two Million Two Hundred Thousand Dollars ($2,200,000.00) (the "Deposit") to be held and disbursed in accordance with the terms of a Deposit Agreement between Seller, Purchaser and Holland & Hart LLP.

        (b)  At Closing, Purchaser shall pay to Seller, by bank transfer of immediately available funds to the account designated by Seller at least two business days prior to Closing, an amount which is equal to the estimated Adjusted Purchase Price as shown in the Closing Statement (as hereafter defined), less the amount of the Deposit. SW and Eagle shall apportion the Adjusted Purchase Price between themselves in their mutual discretion, and Purchaser shall have no liability or responsibility for such apportionment.

        (c)  Three business days after the Audit Statement (as hereafter defined) becomes binding as set forth in Section 2.4 below, Seller or Purchaser, as the case may be, shall pay to the other party the amount, if any, shown in the final and binding Audit Statement as being due to the other party. Such payment shall be made by bank wire transfer of immediately available funds to an account designated by payee.

        Section 2.4    Closing Statement, Post Closing Audit.

        (a)  Seller shall deliver to Purchaser on or before the third business day preceding the Closing Date a statement (the "Closing Statement") setting forth Seller's estimate on a cash basis of the Adjusted Purchase Price. The Closing Statement shall be based upon actual information available to Seller at the time of its preparation and upon Seller's good faith estimates and assumptions. There shall be attached to the Closing Statement such supporting documentation and other data as is reasonably necessary to provide a basis for Seller's estimate of the Adjusted Purchase Price. Prior to the Closing Date, Purchaser shall have the right to propose changes to the Closing Statement, which Seller shall consider in good faith in determining the final estimated Adjusted Purchase Price.

        (b)  As soon as reasonably practical after the Closing but no later than the 90th day following the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the "Audit Statement") setting forth the final calculation of the Adjusted Purchase Price together with the calculation of each adjustment based, to the extent possible, on actual credits, charges, receipts and other items before and after the Effective Time. At Purchaser's request, Seller shall deliver to Purchaser reasonable documentation supporting the calculations set forth on the Audit Statement. The Audit Statement shall become final and binding on Seller and Purchaser as to the Adjusted Purchase Price on the 30th business day following the date the Audit Statement is received by Purchaser, unless prior to such 30th business day Purchaser shall deliver to Purchaser notice of its disagreement with the contents of the Audit Statement, together with proposed changes thereto. If Purchaser has delivered a notice of disagreement, then the Audit Statement will become final and binding upon written agreement between Purchaser and Seller resolving all disagreements of Purchaser. If the Audit Statement has not become final and binding by the 45th business day following its receipt by Purchaser, then Purchaser's disagreement shall be submitted to binding arbitration by such independent accountant with oil and gas industry experience as may be jointly selected by Purchaser and Seller. The fees and expenses of such arbitration shall be borne 50% by Seller and 50% by Purchaser. The determination of the Audit Statement by such arbitration shall be final and binding upon Purchaser and Seller as to the actual Adjusted Purchase Price. Within ten days after the date the Audit Statement has become final and binding, Purchaser shall pay to Seller the amount, if any, by which the final Adjusted Purchase Price exceeds the estimated Adjusted Purchase Price, or Seller shall pay to Purchaser the amount, if any, by which the estimated Adjusted Purchase Price exceeds the final Adjusted Purchase Price.

        Section 2.5    Allocation of Purchase Price.

        Exhibit D attached hereto sets forth the allocation of the Purchase Price among the Properties (the "Allocated Value" of the respective Properties). Seller and Purchaser agree that the Allocated Values are assigned solely for the purposes set forth in this Agreement and Seller and Purchaser are obligated to recognize or give effect to such assigned Allocated Values, or any allocation of the Purchase Price that may be extrapolated from assignment of such Allocated Values, only with respect to rights and obligations under this Agreement relating to such Properties.

ARTICLE 3
DEFECTS

        Section 3.1    Defective Interests; Adjustments.

        (a)  Except as provided in Section 3.2(f), at least three business days prior to the Closing Date (the "Defects Date"), Purchaser shall deliver to Seller written notice of Defective Interests (as hereinafter defined), if any. Such notice shall include (i) a description of the Defective Interests (including Title Defects which were identified on or prior to the Title Defects Date (as hereinafter defined) but which have not been cured as of the Defects Date), (ii) the basis for the defect that Purchaser believes causes such Assets to be treated as Defective Interests, (iii) the Allocated Values of the Defective Interests, and (iv) the amount by which Purchaser reasonably believes the Allocated Values of the Defective Interests has been reduced and the computation and information upon which Purchaser's belief is based; provided that in no event shall an Asset be treated as a Defective Interest under this Article 3 unless the reduction in Allocated Value of an Asset directly attributable to the defect exceeds $5,000 unless the total value of all such defects is greater than $50,000 in which event all Assets otherwise treatable as Defective Interests under this Article 3, but for the foregoing phrase, shall be deemed to be Defective Interests. Purchaser shall be deemed to have waived all rights under this Article 3 with respect to Defective Interests of which Seller has not been given timely notice by the Defects Date or Title Defects Date, as applicable; provided, however, that such waiver shall not apply with respect to any defect under Sections 3.2(b) or (e) if such defect did not exist on or before the Defects Date but arose on or prior to the Closing Date (as defined below). Purchaser shall promptly advise Seller in writing of any Defective Interests of which Purchaser becomes aware prior to the Defects Date and, without limiting the generality of the foregoing, Purchaser shall notify Seller of any Title Defects immediately upon becoming aware of such Defects and in any event no later than the Title Defects Date.

        (b)  "Defective Interests" shall mean that portion of the Assets that Purchaser is entitled under Sections 3.2 or 3.3 to treat as defective.

        (c)  Defective Interests shall be excluded from the Assets to be purchased by Purchaser hereunder and the Purchase Price shall be reduced by an amount equal to the Allocated Value for such Defective Interests unless (i) prior to the Closing, the basis for treating such Assets as Defective Interests has been removed, (ii) Purchaser agrees to waive the relevant Title Defect or Environmental Defect (each as defined below) or other defect and purchase the Defective Interests notwithstanding the defect, (iii) Seller agrees to provide Purchaser an indemnity reasonably acceptable to Purchaser indemnifying Purchaser against all losses, costs, expenses and liabilities with respect to such Defective Interests arising from the defect or basis for such Assets being treated as Defective Interests, or (iv) Purchaser and Seller agree to an amount by which the Allocated Value of the Defective Interests has been reduced and the Adjusted Purchase Price is reduced by such amount.

        (d)  In determining which portion of the Assets are Defective Interests, it is the intent of the Parties to include, when practical, only that portion of the Assets materially affected by the defect or the basis for such Assets being treated as Defective Interests. If the aggregate total of Defective Interests exceeds Two Million Two Hundred Thousand Dollars and No Cents ($2,200,000.00), then either Seller or Purchaser may terminate this Agreement pursuant to Section 9.1.

        Section 3.2    Identification of Defective Interests.

        (a)  If, prior to the Defects Date there has been material noncompliance with the laws, rules, regulations, ordinances or orders ("Legal Requirements") of any governmental, agency or authority having jurisdiction over the Assets ("Governmental Authority"), resulting in substantial risk of loss of the Assets or value thereof, then Purchaser may elect to treat such of the Assets as are materially and adversely affected by such noncompliance as Defective Interests.

        (b)  If any necessary third party consent to the sale and transfer of the Assets is not obtained prior to the Defects Date, Purchaser may elect to treat that portion of the Assets subject to such consent requirement as Defective Interests.

        (c)  If, prior to the Defects Date, there exists any suit, action or other proceeding before any court or government agency that would result in loss or impairment of Seller's title to any material Asset or the value thereof, Purchaser may elect to treat that portion of the Assets affected thereby as Defective Interests.

        (d)  If any inaccuracy in Exhibit A or in the WI, NRI or ORRI set forth on Exhibit D results in a loss of value of any Assets, Purchaser may elect to treat that portion of the Assets subject to such reduction in value as Defective Interests.

        (e)  If any preferential right to purchase is exercised, that portion of the Assets affected by the exercise of such preferential right shall be treated as Defective Interests.

        (f)    If any Asset is affected by a matter which constitutes a Title Defect, Purchaser may elect to treat that portion of the Asset subject to such Title Defect as a Defective Interest and shall so notify Seller in writing immediately upon discovery of such Title Defect and, in any event no later than the five business days preceding the Closing Date (the "Title Defects Date"). The term "Title Defect" as used herein shall mean any encumbrance, encroachment, irregularity, defect in, or objection to Seller's title to any Asset (other than Permitted Encumbrances (as hereinafter defined)), which, based upon petroleum industry standards for the area in which the Assets are located, alone or in combination with other defects, renders Seller's title to such property less than good and marketable, or which would unreasonably interfere with Purchaser's enjoyment of the Asset. The term "good and marketable" as used herein shall mean that title of Seller which entitles Seller to receive from a Property not less than the interest shown on Exhibit D hereto as the aggregate NRI plus ORRI without reduction, suspension or termination throughout the duration of such Property, obligates Seller to bear a percentage of costs and expenses relating to the maintenance, development and operation of such Property not greater than the interest shown on Exhibit D hereto as WI (unless there is a corresponding increase in the NRI plus ORRI), and is free and clear (other than the Permitted Encumbrances) of liens, encumbrances, obligations or defects taken or effective at or prior to Closing. The term "Permitted Encumbrances" as used herein shall mean: (i) lessors' royalties, overriding royalties, reversionary interests and similar burdens of record, in each case so long as they do not operate to reduce the NRI plus ORRI of Seller below that set out in Exhibit D; (ii) division orders and sales contracts terminable upon no more than 90 days' notice to the purchaser thereunder and those certain sales contracts which are listed on Exhibit H hereto; (iii) preferential rights to purchase and required third-party consents and similar agreements with respect to which waivers or consents are obtained from the appropriate parties or the appropriate time period for asserting the right has expired without an exercise of the rights prior to the Defect Date; (iv) any non-perfected liens for taxes or assessments or, if perfected, that are being contested in good faith in the normal course of business; (v) any non-perfected materialman's, mechanic's, repairman's, employee's, contractor's, operator's and other similar liens or charges arising in the ordinary course of business or, if perfected, their validity is being contested in good faith by appropriate action; (vi) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if they are customarily obtained subsequent to the sale or conveyance;

(vii) conventional rights of reassignment prior to release or termination of a leasehold interest requiring ninety (90) days or less notice to the holders of the rights; (viii) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations; (ix) any other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities affecting the Assets which taken individually or together do not interfere materially with the operation, value or use of any of the Assets, do not materially prevent Purchaser from receiving the proceeds of production from any of the Assets, and do not adversely affect the interest of Seller with respect to all oil and gas produced from any of the Assets, do not increase the portion of the costs and expenses relating to any of the Assets that Seller is obligated to pay above that which it is currently paying; (x) all rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets in any manner, and all applicable laws, rules and orders of a Governmental Authority; (xi) any encumbrance on or affecting the Assets which is assumed or paid by Purchaser at or prior to Closing or which is discharged at or prior to Closing; (xii) any title defects that Purchaser shall have expressly waived in writing or which are deemed to have been waived by operation of Section 3.1(b); and (xiii) the terms and conditions of the Basic Documents.

        (g)  If, prior to the Defects Date, Purchaser becomes aware of (i) any outstanding call or payment under authorities for expenditures for payments which are due or which any party (in the case of Assets for which Seller is operator) or Seller (in the case of Assets for which Seller is not an operator) has committed to make which have not been made; (ii) any operations under operating agreements relating to the Assets with respect to which any party (in the case of Assets for which Seller is the operator) or Seller (in the case of Assets for which Seller is not an operator) has become a non-consenting party, (iii) any call upon, option to purchase or similar rights with respect to any portion of production from the Assets which is not exercisable at a price that is at or near the fair market price for such production in the general area involved; or (iv) any well included in the Assets which is subject to penalties on allowables after the date of this Agreement because of any overproduction or violation of applicable Legal Requirements, Purchaser may treat the Asset substantially and materially affected thereby as a Defective Interest.

        (h)  If, prior to the Defects Date, Purchaser becomes aware of any material Basic Document (i) which is not in full force and effect or valid and legally binding on Seller, (ii) as to which Seller is in breach or default in a material respect, or (iii) under which Seller has failed to timely make any required payments, Purchaser may treat the Asset substantially and materially affected thereby as a Defective Interest.

        (i)    If, prior to the Defects Date, Purchaser discovers that (i) any material item of tangible property included within the Assets was not in good operating condition and repair as of the Effective Time (ordinary wear and tear excepted) is in accordance with standard industry practices; (ii) the Assets do not include all of the assets and material rights necessary to operate wells included within the Assets in all material respects as they are being operated on the date hereof and in compliance with applicable Legal Requirements and Basic Documents, Purchaser may treat the Asset substantially and materially affected thereby as a Defective Interest.

        Section 3.3    Environmental Audit, Environmental Defects.

        (a)  At its sole cost, risk and expense, and upon reasonable prior notice to Seller, Purchaser may cause an environmental audit of some or all of the Properties (the "Environmental Audit") to be performed prior to the Closing Date. Any Environmental Audit shall be performed by a reputable environmental consultant reasonably acceptable to Seller and in a manner that will not unreasonably interfere with Seller's operations. To the extent it has the right, Seller hereby grants to Purchaser and its agents, employees and representatives any and all rights of access to the Properties necessary to perform the Environmental Audit.

        (b)  If Purchaser shall have caused the performance of an Environmental Audit and shall have delivered a written report of the results of such Audit (the "Audit Report") to Seller on or prior to the Defects Date, and if the Audit Report identifies any Property on or from which hazardous wastes or substances are located, generated or emitted or which is otherwise not in compliance with applicable environmental Legal Requirements ("Environmental Defect"), and the cost to remediate such Environmental Defect in the good faith estimation of Seller's environmental consultant exceeds the greater of the Allocated Value of such Property or $20,000, then Purchaser shall be entitled to treat such Property as a Defective Interest under Section 3.1.

        Section 3.4    Casualty Loss.

        If, prior to Closing, any of the Assets are substantially damaged or destroyed by fire, blowout or other casualty ("Casualty Defect"), Seller shall notify Purchaser promptly after Seller learns of such event. Seller shall have the right, but not the obligation, to cure any such Casualty Defect by repairing such damage or, in the case of personal property or fixtures, replacing the Assets affected thereby with equivalent items, no later than the date of Closing. To the extent Seller anticipates that a Casualty Defect cannot or will not be cured prior to Closing, Seller shall notify Purchaser promptly and the parties will promptly meet in good faith and attempt to agree upon the aggregate reduction in value of such Assets (including associated damages) on account of such Casualty Defects. If the parties are unable to agree on such amount prior to Closing, then such determination shall be made an appraiser knowledgeable in the field and acceptable to both parties. If such value in aggregate is determined to be less than 10% of the Purchase Price, Purchaser shall proceed to purchase the Assets and, at the option of Purchaser, either (a) the Purchase Price will be reduced by the aggregate reduction in the Allocated Value of the Assets attributable to the Casualty Defects and Seller shall retain all insurance proceeds and claims against other parties in respect of any such Casualty Defect, or (b) Seller shall assign to Purchaser all of its rights to receive insurance proceeds, and all claims against other parties, in each case in respect of any such Casualty Defect, and the Purchase Price will be reduced by an amount equal to the sum of Seller's retention or deductible under the Seller's insurance policies plus the amount by which such aggregate reduction in value exceeds Seller's insurance policies limits. If the aggregate reduction in value of the Assets attributable to Casualty Defects equals or exceeds 10% of the Purchase Price, Purchaser will have the right to terminate this Agreement pursuant to Section 9.1.

        Section 3.5    Title Defects.

        If, within the 60-day period following Closing, Seller shall have cured, to the reasonable satisfaction of Purchaser, any Title Defect resulting in a Defective Interest with respect to which the Purchase Price shall have been adjusted downward pursuant to Section 2.2(i), Purchaser shall, within ten days of receipt of Seller's evidence of such cure, pay to Purchaser an amount equal to the amount by which the Purchase Price was adjusted downward by reason of such Title Defect.

ARTICLE 4
CLOSING, PAYMENT AND CERTAIN ACTIONS
OF THE PARTIES PRIOR TO CLOSING

        Section 4.1    Time and Place of Closing.

        (a)  The purchase by Purchaser and the sale by Seller of the Assets as contemplated by this Agreement (the "Closing"), shall, unless otherwise agreed to in writing by Purchaser and Sellers, take place at the offices of Holland & Hart LLP, at 555 Seventeenth Street, Suite 3200, Denver, Colorado, at 10:00 a.m. (MST) on November 1, 2002.

        (b)  The date on which the Closing occurs is hereafter referred to as the "Closing Date." The Conveyance shall be effective as the Effective Time.

        Section 4.2    Access to Information.

        Between the date of this Agreement and the Closing Date, Seller shall, subject to Section 4.7 hereof, (a) give Purchaser and its representatives full access at all reasonable times to the Assets and full access to, and the right to copy, all the books, records, accountants' work papers, surveys, maps, studies, contracts, geological, geophysical and engineering data, computer runs, title opinions, curative materials, land and lease records, and other documents of Seller directly pertaining to the ownership and operation of the Assets; provided that Seller shall have no obligation hereunder to provide Purchaser or its representatives with access to geological, geophysical or engineering data to the extent that such data is proprietary and relates to properties or interests which are not Assets, and (b) furnish or make available to Purchaser such financial and operating data and other information with respect to the business and properties of Seller directly relating to the Assets as Purchaser shall from time to time reasonably request, but in either case only to the extent that Seller may do so without violating any confidentiality or contractual obligation to a third party and to the extent that Seller has authority to grant such access; provided, however, that Seller shall use all reasonable efforts as soon as practicable after the date hereof to obtain permission from any such third party to grant Purchaser the access contemplated hereby. If copying of materials by Purchaser is prohibited due to the effect of the preceding, Seller shall (to the extent not also prohibited) provide Purchaser with reasonable access for the review of such materials for a period of one year following the Closing.

        Section 4.3    Government Reviews.

        Seller and Purchaser shall in a timely manner (a) make all required filings, if any, with, and prepare applications to and conduct negotiations with, each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, and (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations. Each party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations.

        Section 4.4    Inconsistent Activities.

        Unless and until this Agreement has been terminated pursuant to Section 9.1 hereof, Seller shall not, without the prior written consent of Purchaser, directly or indirectly sell or otherwise transfer, negotiate to sell or otherwise transfer, or enter into any agreement with any party other than Purchaser that provides for the purchase and sale or other transfer of the Assets.

        Section 4.5    Division Orders, Transfer Orders.

        (a)  Seller shall execute on the Closing Date Letters in Lieu of Division and Transfer Orders relating to the Assets on forms prepared by Seller and reasonably satisfactory to, Purchaser to reflect the transactions contemplated hereby.

        (b)  Seller shall execute on the Closing Date the Conveyance and all other assignments necessary to convey to Purchaser all Federal or State leases and properties included in the Assets in the form, as prescribed by the applicable Governmental Authority.

        (c)  Seller shall on the Closing Date execute with regard to each operating agreement to which Seller is a party and relating to the Assets, each notice prepared by Seller, in a form reasonably acceptable to Purchaser, stating that Seller has assigned to Purchaser its interest in the property subject to such operating agreement.

        (d)  Seller shall execute on the Closing Date all appropriate forms and notifications to all Governmental Authorities in order to effectuate a change of operatorship of all Properties operated by Seller.

        Section 4.6    Public Announcements.

        Each Party shall consult with the other Parties prior to any public announcement by such Party regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller in compliance with applicable securities or other laws or in compliance with existing loan or other agreements binding such party (or its parent companies), in such party's discretion.

        Section 4.7    Information Kept Confidential.

        Purchaser and Seller shall hold in strict confidence all aspects of the transactions contemplated by this Agreement and all information and data concerning the Assets and obtained in connection with the transactions contemplated by this Agreement (other than information and data that becomes generally available to the public other than through disclosure by a Party or its partners, officers, employees or representatives) and without the prior written consent of the other Party neither Purchaser nor Seller shall disclose any such information to anyone other than to its partners, officers, employees and representatives; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller in compliance with applicable securities or other laws in such party's discretion or in compliance with existing loan or other agreements binding such party (or its affiliated companies). The aforesaid obligation shall terminate on the earlier to occur of (a) the Closing or (b) as the information and data in question become generally available to the public other than through the breach by either Party or its partners, officers, employees or representatives of said obligation. Seller agrees that, after the Closing, it will hold in strict confidence and not disclose to anyone other than its representatives any information and data concerning the Assets provided to Purchaser in connection with the transactions contemplated by this Agreement unless such information and data have become generally available to the public other than through disclosure by Seller or its partners, officers, employees or representatives. If this Agreement is terminated for any reason, Purchaser shall promptly return to Seller or, with Seller's prior written consent, destroy all information and data furnished or made available by Seller to Purchaser and obtained by Purchaser in the course of its investigation of the Assets and Purchaser agrees not to retain copies of any such information or data in such event, to keep all such information and data confidential, and not to disclose any such information or data to any third party without obtaining the prior written consent of Seller to such disclosure unless such information and data have become generally available to the public other than through disclosure by Purchaser or its officers, employees or representatives or unless otherwise required under applicable securities or other laws or by existing loan or other agreements binding such party (or its affiliated companies).

        Section 4.8    Operation of Business.

        From the date hereof until the Closing Date, Seller (i) shall obtain the prior written consent of Purchaser with respect to all decisions to be made with respect to the Assets, including without limitation any drilling, completion, reworking or similar operations or decisions involving proposed expenditures in excess of $25,000, and any termination, modification, entering into or extension of any material Basic Documents or understandings affecting the Assets, (ii) shall operate the Assets in a manner consistent with past practices, and in accordance with applicable Legal Requirements and existing operating agreements, including maintaining customary books and records with respect to the Assets consistent with prior practice, (iii) shall act with respect to the Assets in good faith and in accordance with its best business judgment as if the Assets were not being sold to Purchaser hereunder, (iv) shall maintain insurance coverage on the Assets in the amounts and of the types presently in force, (v) shall use reasonable best efforts to maintain in full force and effect all leases and other Basic Documents relating to Properties, (vi) shall maintain all material permits and approvals affecting the Assets, (vii) shall not transfer, sell, hypothecate, encumber or otherwise dispose of any of the Assets, (viii) shall not take any action with respect to the Assets that would create any liabilities other than those created in the ordinary course of business, (ix) shall maintain the Properties in a manner consistent with past practices and in a state of repair and operation at least as good as at present, except for ordinary wear and tear and depreciation, and (x) shall not modify, terminate, renew, suspend or abrogate any Basic Document.

        Section 4.9    Notice of Proceedings and Proposals.

        If between the date hereof and the Closing Date Seller should obtain actual knowledge of (i) any pending or threatened suit, action, proceeding, claim, investigation or inquiry by any person, entity or Governmental Authority which could affect the Assets, (ii) any proposal from any third party to engage in any material transaction with respect to the Assets, (iii) any material adverse change in the Assets (or any occurrence or circumstance affecting the Assets which might reasonably be expected to result in any such change), or (iv) any fact, circumstance, event or condition which constitutes a breach of any of Seller's representations or warranties, Seller shall give prompt written notice to Purchaser of such matter.

        Section 4.10    Consents.

        Seller shall promptly take such commercially reasonable actions necessary to obtain and deliver at Closing all material third party consents which are required to consummate the transaction contemplated hereby. Purchaser shall promptly identify to Seller any such third party consents of which it becomes aware prior to Closing. From and after Closing, Seller shall use its commercially reasonable efforts to obtain and deliver any material third party consents which were not obtained prior to Closing.

        Section 4.11    Environmental Remediation.

        Seller, at its sole expense, shall promptly take such actions as shall be reasonably necessary to bring berms and other similar facilities located on the Properties into compliance with existing applicable environmental Legal Requirements. At the reasonable request of, and in cooperation with, Purchaser, Seller shall, during the period ending on the date of Closing, take such additional actions to bring the berms and other similar facilities into compliance with applicable Legal Requirements which take effect in the future, provided that all costs of such additional work shall be borne by Purchaser.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLERS

        Seller represents and warrants on its own behalf to Purchaser as follows:

        Section 5.1    Organization, Standing and Power.

        Eagle is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Louisiana, and SW is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Colorado. Seller has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign limited liability company or foreign limited partnership and is in good standing in each jurisdiction in which the ownership of the Assets or the nature of its activities makes such qualification necessary. Seller has all requisite power and authority to execute, deliver and perform this Agreement to consummate the transaction contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby by Seller have been duly and validly authorized by all necessary action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and is the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

        Section 5.2    Authority and Enforceability.

        The execution and delivery by Seller of this Agreement, and the consummation of the transaction contemplated hereby, have been duly and validly authorized by all necessary action on the part of Seller, and this Agreement constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights of creditors generally. Neither the execution and delivery by Seller of this Agreement or the Conveyance nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Seller with any of the provisions hereof or thereof, shall (a) conflict with or result in a breach of any provision of its articles or certificate of organization, operating agreement or partnership agreement, as applicable, (b) conflict with or result in a breach of any agreement, instrument, mortgage, deed of trust, lease or other obligation to which Seller is a party or by which Seller or any of the Assets is bound or affected, (c) violate any judgment, order, ruling or decree applicable to Seller as a party in interest or to any of the Assets, (d) violate any statute, rule or regulation applicable to Seller or the Assets, assuming receipt of all routine governmental consents normally acquired after the consummation of transactions such as transactions of the nature contemplated by this Agreement, or (e) result in the imposition of any security interest, lien, claim, charge or encumbrance upon the Assets.

        Section 5.3    Liability for Brokers' Fees.

        Purchaser shall not directly or indirectly incur any liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

        Section 5.4    Compliance with Laws, Litigation.

        (a)  There are no violations, and to Seller's knowledge, there have been no violations, of any applicable Legal Requirement promulgated by any Governmental Authority which relate to the Assets or the production therefrom or the operation thereof.

        (b)  All permits, licenses and other authorizations relating to the Properties which are necessary under Legal Requirements with respect to pollution or protection of the environment have been obtained, including Legal Requirements relating to actual or threatened emissions, discharges, or releases of hazardous materials or wastes into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of hazardous materials or wastes. To its knowledge, Seller is in compliance in all respects with all terms and conditions of such permits, licenses and authorizations, and with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and time-tables contained in such Legal Requirements or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the Properties or Plant. Seller has received no notice of, and has no actual knowledge of circumstances relating to, any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which are reasonably likely to interfere with or prevent continued compliance, or which are likely to give rise to any liability, based on or related to the processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any hazardous toxic material or waste from or attributable to the Properties or Plant.

        (c)  There are no claims, actions, suits, investigations, inquiries or proceedings pending or, to Seller's knowledge, threatened against Seller or any affiliate of Seller or affecting the Assets that may have an adverse effect on the Assets taken as a whole or on the operation thereof, that, if adversely determined, would prevent or hinder the consummation of the transactions contemplated hereby, or that seek or could result in the modification, revocation, termination, suspension or other limitation of any Basic Document. There are no outstanding judgments requiring Seller to take any action of any kind with respect to the Assets, or to which Seller or any of the Assets are subject or by which they are bound or affected.

        Section 5.5    Necessary Governmental Authorizations.

        Neither execution and delivery of, nor performance under this Agreement or the Conveyance or any other document or instrument to be executed and delivered by Seller at Closing is prohibited by or requires any consent, authorization, approval or registration (other than pursuant to the Mineral Leasing Act of 1920, and as are customarily obtained subsequent to the consummation of transactions such as the transactions contemplated hereby) under any Legal Requirement, or any judgment, order, writ, injunction or decree binding upon Seller.

        Section 5.6    Tax Matters.

        All ad valorem, property, production, severance, windfall profits, excise and similar taxes and assessments based on or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom on the Assets that have become due and payable through the Effective Time, have been properly paid.

        Section 5.7    No Liens, Charges or Encumbrances.

        Except for the Permitted Encumbrances, Seller (a) has not assigned, disposed of, created or permitted the creation of a lien or charge on, or otherwise encumbered any interest in, any of the Properties, and (b) has the right to convey the Properties free and clear of all liens, charges and encumbrances created by, through or under any Seller.

        Section 5.8.    Operations.

        (a)  The Assets which are operated by Seller are being developed, operated and maintained in compliance with all leases, contracts and commitments to which Seller is a party or by which any Seller or any of such Assets are bound.

        (b)  (i) Seller is not, and immediately after the Closing Purchaser will not be, dependent with respect to the Assets on the right to use the properties of others, except under valid and enforceable leases, contracts, pooling or unitization agreements, rights or other arrangements, (ii) all buildings, fixtures, machinery and equipment currently used in the operations related to the Assets are adequate for their normal operations consistent with industry practice, and conform with all applicable Legal Requirements (including but not limited to Legal Requirements relating to environmental protection or health and safety) and (iii) to the knowledge of Seller, there is no pending or threatened condemnation or expropriation of any part of the Assets.

        Section 5.9    Operating Agreements.

        Except as identified on Exhibit E hereto, with respect to the joint, unit or other operating agreements relating to the Assets: (i) there are no outstanding calls or payments under authorities for expenditures for payments which are due or which any party (in the case of Assets of which Seller is operator) or Seller (in the case of Assets for which Seller is a non-operator) has committed to make which have not been made; (ii) there are no operations under the operating agreements with respect to which any party (in the case of Assets for which Seller is operator) or Seller (in the case of Assets for which Seller is a non-operator) has become a non-consenting party; and (iii) there are no outstanding proposals soliciting authorities for expenditures.

        Section 5.10    Calls.

        No person has any call upon, option to purchase, or similar rights with respect to any portion of the production from the Assets.

        Section 5.11    Wells.

        To Seller's knowledge, all of the wells included in the Assets have been drilled and completed within the boundaries of the oil and gas leases included in the Assets or within the limits otherwise permitted by contract, pooling or unit agreement, and by law, and no well included in the Assets is subject to penalties after the date of this Agreement because of any violation of applicable laws, rules, regulations or permits or judgments, orders or decrees of any court or governmental body or agency.

        Section 5.12    Basic Documents.

        With respect to the Properties, (i) to the knowledge of Seller, all Basic Documents are in full force and effect and are valid and legally binding obligations of the parties thereto and are enforceable in accordance with their respective terms; (ii) Seller is not in breach or default with respect to any of its obligations pursuant to any such Basic Documents, and Seller has not received written notice of any claim of breach or default; (iii) all payments (including without limitation royalties, delay rentals, shut-in royalties and joint interest or other billings) due thereunder and which Seller is obligated to pay have been made by Seller; and (iv) to the knowledge of Seller, no other party to any Basic Document is in breach or default with respect to its obligations thereunder.

        Section 5.13    Conduct of Business.

        Seller has not, since the Effective Time (a) sustained a loss of, or damage to, any of the Assets, or (b) waived any right of substantial value relating to the Assets; and there has not been (c) any material adverse change in any of the Assets, whether or not arising in the ordinary course of business, or (d) any occurrence or circumstance which might reasonably be expected to result in any such change.

        Section 5.14    Leases.

        With respect to the oil and gas leases, unit agreements, pooling agreements, communitization agreements, and other documents creating interests comprising the Assets: (i) there are no express obligations to engage in continuous development operations in order to maintain any such lease or other interest in full force and effect; (ii) there are no provisions applicable to such leases or other documents which increase the royalty share of the lessor; (iii) to the knowledge of Seller, there are no royalty provisions which expressly prohibit the payment of royalty on the basis of proceeds received under a prudently negotiated arms-length contract except for special provisions in some of the oil and gas leases which prohibit deducting the royalty owners' proportionate share of certain costs of transportation, marketing, extraction, processing, treating, separation, compression or other similar costs; (iv) upon establishment of production in commercial quantities and until such production should cease, the oil and gas leases may be maintained in full force and effect over the economic life of the property involved in accordance with the respective habendurn clauses contained in such leases beyond the respective primary terms set forth in said oil and gas leases; and (v) there are no fixed term leases which cannot be extended by production at the end of the term.

        Section 5.15    Gas Contracts.

        Except as described on Exhibit F hereto, there are no gas purchase and sale agreements affecting the Assets, or any portion of the Assets.

        Section 5.16    Prepayments; Imbalances.

        The Assets are not obligated by virtue of a prepayment arrangement under any contract for the sale of hydrocarbons. There are no situations where Seller, pursuant to any balancing arrangements or similar circumstances, is required to allow another party to produce more than an insignificant quantity of hydrocarbons which, in the absence of such balancing arrangements or similar situation, would have been produced by Seller. There are no existing production imbalances affecting any of the Properties operated by Seller.

        Section 5.17    Taxpayer Identification Number.

        Eagle's Taxpayer Identification Number is 72-1320857, and SW's is 84-1251051.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Purchaser represents and warrants to Sellers as follows:

        Section 6.1    Organization, Standing and Power.

        Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has full legal power and right to carry on its business as such is now being conducted. Purchaser is duly qualified as a foreign corporation in the State of Colorado.

        Section 6.2    Authority and Enforceability.

        The execution and delivery by Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all requisite action on the part of Purchaser. This Agreement constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights of creditors generally. Neither the execution and delivery by Purchaser of this Agreement nor the consummation of the transactions contemplated hereby nor the compliance by Purchaser with any of the provisions hereof, shall (a) conflict with or result in a breach of any provision of its articles of organization, operating agreement or partnership agreement, as applicable, (b) conflict with or result in a breach of any material agreement or instrument to which Purchaser is a party or by which Purchaser is bound, (c) violate any judgment, order, ruling, or decree applicable to Purchaser as a party in interest, or (d) violate any statute, rule or regulation applicable to Purchaser, assuming receipt of all routine governmental consents normally acquired after the consummation of transactions such as transactions of the nature contemplated by this Agreement.

        Section 6.3    Liability for Brokers' Fees.

        Seller shall not directly or indirectly incur any liability or expense as a result of undertakings or agreements of Purchaser for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

        Section 6.4    Litigation.

        There is no suit, action, claim, investigation, or inquiry by any person or entity or by any Governmental Authority and no legal, administrative or arbitration proceeding pending or to Purchaser's best knowledge, threatened proceeding against Purchaser or any affiliate of Purchaser which has or will materially affect Purchaser's ability to consummate the transactions herein.

        Section 6.5    Necessary Governmental Authorizations.

        Neither execution and delivery of, nor performance under this Agreement or the Conveyance or any other document or instrument to be executed and delivered by Purchaser at Closing is prohibited by or requires any consent authorization, approval or registration (other than as are customarily obtained subsequent to the consummation of transactions such as the transactions contemplated hereby) under any Legal Requirement, or any judgment, order, writ, injunction or decree binding on Purchaser.

ARTICLE 7
ASSUMPTION OF LIABILITIES
INDEMNIFICATION

        Section 7.1    Purchaser's Assumptions.

        Upon Closing, Purchaser shall assume and fulfill, perform, pay and discharge the following ("Assumed Liabilities"):

        (a)  All duties, obligations and liabilities of Seller incurred or arising after the Effective Time under all agreements, contracts and other instruments under which Seller was bound or liable, or to which Seller was subject, at the Effective Time in connection with Seller's ownership of the Assets, other than duties, obligations and liabilities of Seller arising under or in connection with (i) the borrowing of money or the obtaining of advances or credit, (ii) this Agreement and the transactions contemplated hereby, and (iii) any other actions or transactions of any Seller in its efforts to sell or dispose of all or part of the Assets;

        (b)  All duties, obligations and liabilities incurred or arising after the Effective Time and attributable to the ownership or operation of the Assets; and

        (c)  All costs associated with its working interest share of the Properties arising during the Adjustment Period to the extent and in the manner specified in Section 2.2(a) of this Agreement.

        Section 7.2    Indemnification by Purchaser.

        From and after Closing, Purchaser agrees to protect, defend, indemnify and hold harmless Seller and its affiliates and its and their members, shareholders, partners, directors, officers, employees, successors and assigns (collectively, the "Seller Indemnitees") against and in respect of any and all loss, cost, damage, claim, cause of action, liability, charge or expense (including, without limitation, all reasonable out-of-pocket expenses) (collectively, "Losses") incurred or suffered by the Seller Indemnitees, and

        (a)  Arising out of or relating to the Assumed Liabilities;

        (b)  Caused by or arising from or in connection with any event, occurrence, claim, fact, circumstance or other matter which results in any breach or failure of any covenant or agreement of Purchaser contained in this Agreement, or in any other agreement, certificate or instrument delivered by Purchaser at Closing, or in any untruth, breach or failure of any representation or warranty of Purchaser contained in this Agreement or in any other agreement, certificate or instrument delivered by Purchaser at Closing; or

        (c)  Caused by or arising from or in connection with any liabilities or obligations relating to the Assets or to which the Assets are subject and arising from or relating to the operations or ownership of the Assets after the Effective Time including claims under Legal Requirements relating to health, safety and protection of the environment but only to the extent such liabilities or obligations are attributable to causes of action relating to periods of time after the Effective Time irrespective of when such cause of action is pursued, provided that the term Losses for purposes of this subsection (c) shall not include any amount which was taken into account as an upward adjustment of the Purchase Price under Section 2.2.

        Section 7.3    Indemnification by Seller.

        From and after Closing, Seller agrees to protect, defend, indemnify and hold harmless Purchaser and its affiliates and its and their members, shareholders, partners, directors, officers, employees, successors and assigns (collectively, the "Purchaser Indemnitees"), against and in respect of any and all Losses incurred or suffered by the Purchaser Indemnitees, and

        (a)  Caused by or arising from or in connection with any event, occurrence, claim, fact, circumstance or other matter which results in any breach or failure of any covenant or agreement of Seller contained in this Agreement or in any other agreement, certificate or instrument delivered by Seller at Closing, or in any untruth, breach or failure of any representation or warranty of Seller contained in this Agreement or in any other agreement, certificate or instrument delivered by Seller at Closing;

        (b)  Caused by or arising from or in connection with any liabilities or obligations relating to the Assets or to which such Assets are subject and arising from or relating to the operations or ownership of such Assets prior to the Effective Time, excluding the Assumed Liabilities but including claims under Legal Requirements relating to health, safety and protection of the environment and any other liabilities or obligations attributable to causes of action relating to any time or period of time before the Effective Time irrespective of when any such cause of action is pursued, provided that the term Losses for purposes of this subsection (b) shall not include any amount which was taken into account as a downward adjustment of the Purchase Price under Section 2.2; or

        (c)  Relating to the Assets that are not Assumed Liabilities.

        Section 7.4    Survival of Representations, Warranties and Covenants.

        The representations and warranties of Seller and Purchaser in this Agreement shall survive Closing for a period of 12 months, except for (a) those contained in Sections 5.1, 5.2, 6.1 and 6.2, which shall survive indefinitely, and (b) those contained in Section 5.6, which shall survive for the applicable statute of limitations period. The covenants of Seller and Purchaser shall survive until fully performed. Purchaser and Seller shall have no liability under Sections 7.2 or 7.3, respectively, unless a claim for Losses for which indemnification is sought thereunder is asserted by Seller or Purchaser, as the case maybe, within the applicable survival period.

        Section 7.5    Limitations on Indemnification.

        (a)  Purchaser will not be liable for indemnification arising under Section 7.2(b) for any Losses of or to any Seller Indemnitee or any other Person entitled to indemnification from Purchaser unless the amount of such Losses for which Purchaser would, but for the provisions of this Section 7.5(a), be liable, exceeds, on an aggregate basis, $50,000 (the "Indemnification Threshold"), in which case Purchaser will for liable for all Losses in excess of such amount; provided that claims for indemnification for Losses in excess of the Indemnification Threshold may be submitted by Seller Indemnitees to Purchaser only if such claims, individually or as part of a series of related claims, exceed $5,000. The maximum aggregate amount that Purchaser will be required to pay for indemnification arising under Section 7.2 in respect of all claims by Seller Indemnitees is an amount equal to $22,000,000.

        (b)  Seller will not be liable for indemnification arising under Section 7.3(a) for any Losses of or to any Purchaser Indemnitee or any other Person entitled to indemnification from Seller unless the amount of such Losses for which Seller would, but for the provisions of this Section 7.5(b), be liable, exceeds, on an aggregate basis, the Indemnification Threshold, in which case Seller will be liable for all Losses in excess of such amount; provided that claims for indemnification for Losses in excess of the Indemnification Threshold may be submitted by Purchaser Indemnitees to Seller only if such claims, individually or as part of a series of related claims, exceed $5,000. The maximum aggregate amount that Seller will be required to pay for indemnification arising under Section 7.3 in respect of all claims by Purchaser Indemnitees is an amount equal to $22,000,000.

ARTICLE 8
CONDITIONS TO CLOSING

        Section 8.1    Conditions to Obligation of Purchaser to Close.

        The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived in writing by Purchaser:

        (a)  The representations and warranties of Seller set forth herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (including representations and warranties made as of a specific date being true and correct as though that specific date were changed to the Closing Date);

        (b)  Seller shall have performed all obligations and agreements and complied with all covenants and conditions applicable to them contained in this Agreement prior to or on the Closing Date and shall have executed and delivered the Conveyance prior to or on the Closing Date;

        (c)  Purchaser shall have received certificates executed by an officer of Seller, dated as of Closing, reasonably satisfactory in form and substance to Purchaser, certifying that the conditions specified in Sections 8.1(a) and 8.1(b) have been satisfied;

        (d)  No suit, action or other proceeding by a third party or Governmental Authority shall be pending or threatened which seeks damages from Purchaser in connection with, or seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement;

        (e)  All third-party consents required as a condition to the transfer of the Assets or the benefit of ownership to Purchaser of the Assets shall have been obtained and remain in effect; and

        (f)    No changes shall have occurred between the Effective Time and the Closing Date which are on the whole as to the Assets materially adverse to Purchaser, other than (i) changes in accordance with normal and expected production decline curves and usual operating conditions, (ii) changes in operations undertaken with the written consent of Purchaser pursuant to the provisions of this Agreement, and (iii) general changes or expected changes in market prices for production or in the oil and gas industry generally.

        (g)  Seller and Purchaser shall have agreed to the terms of a gas purchase agreement or gas processing and transportation agreement covering the Properties identified on Exhibit G hereto.

        Section 8.2    Conditions to Obligation of Seller to Close.

        The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived in writing by Seller:

        (a)  The representations and warranties of Purchaser set forth herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

        (b)  Purchaser shall have performed all obligations and agreements and complied with all covenants and conditions applicable to it contained in this Agreement prior to or on the Closing Date;

        (c)  Seller shall have received a certificate executed by a manager of Purchaser, dated as of Closing, reasonably satisfactory in form and substance to Seller, certifying that the conditions specified in Sections 8.2(a) and 8.2(b) have been satisfied; and

        (d)  No suit, action or other proceeding by a third party or a governmental authority shall be pending or threatened which seeks substantial damages from Seller in connection with, or seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.

        (e)  Purchaser shall have delivered bonds, evidence of existing bonds or commitments to issue bonds sufficient to cover the operation of the Assets as required by applicable Legal Requirements.

        (f)    Seller and Purchaser shall have agreed to the terms of a gas purchase agreement or gas processing and transportation agreement covering the Properties identified on Exhibit G hereto.

        Section 8.3    Seller's Obligations at Closing.

        At Closing, Seller shall deliver to Purchaser the following:

        (a)  An executed counterpart of the Conveyance;

        (b)  Resignations, on forms reasonably acceptable to Purchaser, of Seller as operator of the Properties and the appropriate Colorado State Oil and Gas Conservation Commission Form 10 documents;

        (c)  Exclusive possession of the Assets;

        (d)  The originals or copies of the Files, provided, however, that for a period not to exceed two years after the Closing, upon reasonable request for litigation, tax or other legitimate business purposes Purchaser shall allow Seller, and its agents, employees, and representatives access to examine and copy during normal business hours the Files;

        (e)  The Adjustment Statement; and

        (f)    Such other documents and instruments as shall be reasonably requested by Purchaser and its counsel to effect the intent of this Agreement and consummate the transaction contemplated hereby.

        Section 8.4    Purchaser's Obligations at Closing.

        At Closing, Purchaser shall deliver to Seller the following:

        (a)  The estimated Adjusted Purchase Price by bank transfer of immediately available funds as set forth in Section 2.3(a), less the amount of the Deposit;

        (b)  An executed counterpart of the Conveyance, evidencing Purchaser's acceptance of same and assumption of the Assumed Obligations;

        (c)  Evidence reasonably satisfactory to Seller of Purchaser's compliance with Section 8.2(e); and

        (d)  Such other documents and instruments as shall be reasonably requested by Seller and its counsel to effect the intent of this Agreement and consummate the transaction contemplated hereby.

        Section 8.5    Obligation of Both Parties at Closing.

        At Closing and thereafter as may be necessary, the parties hereto shall execute, acknowledge and deliver transfer orders, and/or letters-in-lieu of transfer orders, notifying all oil and gas purchasers to begin directing that all proceeds of production from the Properties which have heretofore been paid to Seller shall immediately be paid to the account of Purchaser. Thereafter, the Parties shall execute, acknowledge, and deliver transfer orders and any other documents and shall take such other action as may be necessary to carry out their obligations under this Agreement.

ARTICLE 9
TERMINATION AND AMENDMENT

        Section 9.1    Termination.

        This Agreement may be terminated: (a) by the mutual agreement of Seller and Purchaser at any time prior to the Closing Date; (b) by either Party if the provisions of Section 3.1(d) give such Party the right to terminate; (c) by Purchaser if the provisions of Sections 3.3 give it the right to terminate;

or (d) by either Party in the event Closing has not occurred by November 29, 2002, provided that the terminating Party shall not have breached the obligations it has undertaken hereunder to perform at Closing. Any Party shall exercise a right of termination provided above by written notice to the other Party, and a Party exercising the right to terminate in accordance with this Section shall have no liability whatsoever to the other in connection with such transaction.

        Section 9.2    Amendment.

        (a)  At any time prior to the Closing Date this Agreement may be amended or modified in any respect by the Parties by an agreement in writing executed in the same manner as this Agreement.

        (b)  No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the Parties to be bound thereby.

ARTICLE 10
EXPENSES AND TRANSFER TAXES

        Section 10.1    Expenses.

        All expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the Conveyance and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller; and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

        Section 10.2    Sales Taxes and Assessments.

        All sales, use, transfer and similar taxes or assessments (including duties, levies and other governmental charges incurred by or imposed on the Parties with respect to the property transfers or other transactions undertaken pursuant to this Agreement) arising from or payable by reason of the conveyance of the Assets to Purchaser shall be borne by Purchaser.

ARTICLE 11
POST-CLOSING OBLIGATIONS

        Section 11.1    Suspense Accounts.

        At Closing, Seller shall transfer to Purchaser all proceeds from production attributable to such Properties which are currently held in suspense by Seller as operator of the Properties (but not in its capacity as a purchaser of production) because of lack of identity or address of owners, change of ownership, lack of division orders, or similar reasons (other than any amounts representing operator's rights to offset amounts due for failure of such owner to pay its proportionate share of joint interest billings or otherwise prior to the Effective Time). Seller shall deliver to Purchaser all information in its possession concerning such suspended proceeds. Purchaser shall thereafter be responsible for proper distribution of all such suspended proceeds transferred to Purchaser hereunder to the parties lawfully entitled thereto and shall indemnify and hold Seller harmless from and against all claims of third parties in and to such suspended proceeds; provided that Purchaser's obligation to indemnify Seller hereunder shall be limited in amount to the amount of funds transferred to Purchaser pursuant to this Section 11.1, and shall not include Seller's attorneys' fees or court costs.

        Section 11.2    Post-Closing Production Receipts.

        Seller shall be entitled to all proceeds of hydrocarbons production attributable to the Assets and attributable to periods of time prior to the Effective Time, and Purchaser shall be entitled to all proceeds of hydrocarbons production attributable to the Assets and attributable to periods of time from and after the Effective Time. Should either Party receive proceeds from hydrocarbons production from the Assets to which the other Party is entitled (which proceeds have not previously been the subject of Purchase Price adjustments pursuant to Article 2), the receiving Party shall pay over such proceeds to the entitled Party not later than five business days after its receipt of such proceeds.

        Section 11.3    Cooperation.

        Each Party shall provide the other Party with reasonable access to all relevant documents, data and other information which may be required by the other Party for the purpose of preparing tax returns and responding to any audit by any taxing jurisdiction. Each Party to this Agreement shall cooperate with all reasonable requests of the other Party made in connection with contesting the imposition of taxes. Notwithstanding anything to the contrary in this Agreement, neither Party shall be required at any time to disclose to the other Party any tax returns or other confidential tax information.

ARTICLE 12
MISCELLANEOUS

        Section 12.1    Counterparts.

        This Agreement may be executed in one or more counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

        Section 12.2    Notice.

        All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally or by registered or certified mail, postage prepaid, as follows:

If to Purchaser:	EXCO Resources, Inc. 1775 Sherman Street, Suite 2650 Denver, Colorado 80203 Attention: R.L. Hodges
If to Seller:	c/o Southwestern Production Corp. 1675 Larimer Street, Suite 820 Denver, Colorado 80202 Attention: James W. Williams, Jr.

All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

        Section 12.3    Further Assurances.

        From and after the Closing Date, at the request of Purchaser but without further consideration, Seller shall execute and deliver or cause to be executed and delivered such other instruments of conveyance and transfer and take such other action as Purchaser reasonably may require more effectively to vest in Purchaser and to put Purchaser in possession of, any of the Assets and rights and relations thereto.

        Section 12.4    Recording Fees and Similar Costs.

        Purchaser shall bear any documentary, filing and recording fees and similar costs incurred and imposed upon, or with respect to, the property transfers contemplated hereby.

        Section 12.5    Ad Valorem and Other Taxes.

        Except as specifically provided in this Section 12.5, all ad valorem, production, excise. severance and similar taxes that are payable with respect to ownership or operation of the Assets or production therefrom for all periods ending on or prior to the Effective Time shall be paid by Seller when due

(whether before or after the Closing Date), and Seller shall protect, defend, indemnify and hold Purchaser harmless from and against all Losses suffered or incurred by Purchaser by reason of Seller's failure to timely and fully pay all of such taxes. Purchaser shall -pay when due all such taxes payable for all periods ending after the Effective Time; provided, however, that in the case of tax periods that included but did not end on the Effective Time, taxes shall be prorated to the Effective Time; and provided, further, that Purchaser shall pay when due the actual 2001 ad valorem taxes to be assessed and paid after the Closing Date. The Purchase Price shall be adjusted downward by the estimated amount of Seller's prorated share of such taxes pursuant to Section 2.2(d).

        Section 12.6    Governing Law.

        This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Colorado without regard to principles of conflicts of laws otherwise applicable to such determinations.

        Section 12.7    Captions.

        The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

        Section 12.8    Waivers.

        Any failure by any Party or Parties to comply with any of its or their obligations, agreements or conditions herein contained may be waived in writing, but not in any other manner, by the Party or Parties to whom such compliance is owed. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

        Section 12.9    Exhibits and Schedules.

        All Exhibits and Schedules attached to or referred to in this Agreement are incorporated into and made a part of this Agreement.

        Section 12.10    Entire Agreement Amendments.

        This Agreement, the Exhibits and Schedules attached hereto or referred to herein, and the instruments and documents delivered or to be delivered at Closing, embody the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior representations, agreements and understandings, oral or written with respect thereto. This Agreement may not be modified orally, but only by an agreement signed by the Party or Parties against whom any waiver, change, amendment, modification or discharge may be sought to be enforced.

        Section 12.11    Specific Performance, Rights Cumulative.

        Seller recognizes that the rights of Purchaser under this Agreement are unique and, accordingly, Purchaser will, in addition to such other remedies as may be available to it at law or in equity, have the right to enforce its rights hereunder by actions for injunctive relief and specific performance to the extent permitted by applicable law so long as Purchaser is prepared to consummate the transaction contemplated hereby. Seller agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach of the provisions of this Agreement by Seller and hereby waives the defense in any action for specific performance that a remedy at law would be adequate. The rights and remedies of the Parties under this Agreement shall be cumulative and not exclusive of any rights or remedies which any Party would otherwise have hereunder or at law or in equity or by statute.

        Section 12.12    Binding Effect, Benefits; Third Parties, Joint Ventures.

        This Agreement will inure to the benefit of and will be binding upon the Parties and their respective successors and permitted assigns. Neither Seller or Purchaser will assign this Agreement or delegate any of its duties hereunder to any other person or entity without the prior written consent of the other. This Agreement constitutes an agreement solely among the Parties, and, except as otherwise provided herein, is not intended to and will not confer any rights, remedies, obligations or liabilities, legal or equitable, including any right of employment, on any person or entity other than the Parties and their respective successors or permitted assigns, or otherwise constitute any person or entity a third party beneficiary under or by reason of this Agreement. Nothing in this Agreement, express or implied, is intended to or will constitute the Parties hereto partners or participants in a joint venture.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

        IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties, all as of the date first above written.

PURCHASER:
EXCO RESOURCES, INC.
/s/ RICHARD E. MILLER Name: Richard E. Miller Title: Vice President
SELLER:
SOUTHWESTERN EAGLE L.L.C.
/s/ JAMES W. WILLIAMS JR. Name: James W. Williams Jr. Title: Manager
SELLER:
SW PRODUCTION COMPANY by Southwestern Production Corp., its general Partner
/s/ JAMES W. WILLIAMS JR. Name: James W. Williams Jr. Title: President

LIST OF EXHIBITS AND SCHEDULES

Exhibit A-1	Oil & Gas Wells
Exhibit A-2	Oil & Gas Leases
Exhibit B	Basic Documents
Exhibit C	Form of Conveyance
Exhibit D	Allocation of Purchase Price
Exhibit E	AFEs and Nonconsent Operations under Operating Agreements
Exhibit F	Gas Contracts
Exhibit G	Gas Purchase & Processing Agreement Between Southwestern Eagle, L.L.C. and EXCO Resources, Inc.

QuickLinks

  Exhibit 2.1
PURCHASE AND SALE AGREEMENT Between EXCO RESOURCES, INC. as Purchaser and SOUTHWESTERN EAGLE, L.L.C. and SW PRODUCTION COMPANY as Seller Dated as of October 18, 2002
TABLE OF CONTENTS
PURCHASE AND SALE AGREEMENT
RECITALS
ARTICLE 1 PURCHASE AND SALE
ARTICLE 2 PURCHASE PRICE
ARTICLE 3 DEFECTS
ARTICLE 4 CLOSING, PAYMENT AND CERTAIN ACTIONS OF THE PARTIES PRIOR TO CLOSING
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF SELLERS
ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER
ARTICLE 7 ASSUMPTION OF LIABILITIES INDEMNIFICATION
ARTICLE 8 CONDITIONS TO CLOSING
ARTICLE 9 TERMINATION AND AMENDMENT
ARTICLE 10 EXPENSES AND TRANSFER TAXES
ARTICLE 11 POST-CLOSING OBLIGATIONS
ARTICLE 12 MISCELLANEOUS
LIST OF EXHIBITS AND SCHEDULES